UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

GAN Limited

(Name of Issuer)

Ordinary Shares, Par Value $0.01 Per Share

(Title of Class of Securities)

G3728V 109

(CUSIP Number)

Sir Michael Smurfit Sr.

Le Sardanapale

2 Avenue Princesse Grace

MC98000 Monaco

+377 93 15 70 45

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 5, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3728V 109

1.	Names of Reporting Person. Sir Michael Smurfit Sr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: Ireland

Number of Shares Beneficially Owned by Each Reporting Person with

7.	Sole Voting Power: 130,000

8.	Shared Voting Power: 2,716,388

9.	Sole Dispositive Power: 130,000

10.	Shared Dispositive Power: 2,716,388

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,846,388

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.8% (1)

14.	Type of Reporting Person (See Instructions): IN

(1) Based on 28,930,859 ordinary shares outstanding as of May 7, 2020.

CUSIP No. G3728V 109

1.	Names of Reporting Person. Bacchantes Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: Isle of Man

Number of Shares Beneficially Owned by Each Reporting Person with

7.	Sole Voting Power: 0

8.	Shared Voting Power: 2,716,388

9.	Sole Dispositive Power: 0

10.	Shared Dispositive Power: 2,716,388

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,716,388

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.4% (1)

14.	Type of Reporting Person (See Instructions): OO

(1) Based on 28,930,859 ordinary shares outstanding as of May 7, 2020.

Item 1. Security and Issuer.

This filing on Schedule 13D relates to the ordinary shares, par value $0.01 per share (“ordinary shares”), of GAN Limited (the “Issuer”), whose principal executive offices are located at Axe & Bottle Court, 70 Newcomen Street, London SE1 1YT.

Item 2. Identity and Background.

(a) This report is filed by Sir Michael Smurfit Sr., an individual, and Bacchantes Limited, an entity organized under the laws of the Isle of Man (collectively, the “Reporting Persons”). Mr. Smurfit is the sole shareholder and a director of Bacchantes Limited.

(b) Mr. Smurfit has a business address of Le Sardanapale, 2 Avenue Princesse Grace, MC98000 Monaco. Bacchantes Limited has a business address of c/o IQ EQ (Isle of Man) Limited, First Names House, Victoria Road, Douglas, Isle of Man IM2 4DF.

(c) The principal occupation of Mr. Smurfit is an investor. Bacchantes Limited is engaged in the business of investing in securities.

(d) During the last five years, none of the Reporting Persons, or in the case of Bacchantes Limited, none of its executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Smurfit is a citizen of Ireland. Bacchantes Limited is organized under the laws of the Isle of Man.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired beneficial ownership of ordinary shares as reported on this Schedule 13D in connection with the consummation of a statutory scheme of arrangement under United Kingdom law (the “Scheme”), which became effective on May 5, 2020, and pursuant to which, among other things, the shareholders of GAN plc, a public limited company incorporated under the laws of England and Wales (“GAN plc”), exchanged their ordinary shares in GAN plc for ordinary shares of the Issuer, at the rate of four ordinary shares of GAN plc for one ordinary share of the Issuer, plus an aggregate of £2.0 million in cash consideration.

Immediately prior to the consummation of the Scheme, the Reporting Persons were shareholders of GAN plc, and the shares of GAN plc held by the Reporting Persons were converted into an aggregate of 2,846,388 ordinary shares of the Issuer pursuant to the Scheme.

Item 4. Purpose of Transaction.

The Reporting Persons do not have any present plans or proposals of the types set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, from time to time, acquire additional ordinary shares or dispose of all or a portion of the ordinary shares beneficially owned by them either in the open market or in privately negotiated transactions.

Item 5. Interest in Securities of the Issuer.

(a) Based on 28,930,859 ordinary shares outstanding on May 7, 2020, Bacchantes Limited beneficially owned 2,716,388 ordinary shares, or 9.4%, of the total outstanding ordinary shares as of May 7, 2020, and Mr. Smurfit beneficially owned 2,846,388 ordinary shares, or 9.8%, of the total outstanding ordinary shares as of May 7, 2020.

(b) Bacchantes Limited may be deemed to hold shared voting and dispositive power over all ordinary shares that it beneficially owns with Mr. Smurfit. Mr. Smurfit, the sole shareholder of Bacchantes Limited, may be deemed to hold shared voting and dispositive power over all ordinary shares owned directly by Bacchantes Limited (2,716,388). Mr. Smurfit has sole voting and dispositive power over all ordinary shares owned directly by him (130,000).

(c) Other than the acquisition by the Reporting Person of ordinary shares pursuant to the Scheme, as set forth in Item 3, the Reporting Persons did not effect any transactions in the ordinary shares in the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

IPO Lock-Up Agreement

Mr. Smurfit has agreed, for a period of 180 days after May 4, 2020, without the prior written consent of B. Riley FBR, Inc. (“B. Riley FBR”), the representative of the underwriters in the Issuer’s initial public offering, not to (i) offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exchangeable for ordinary shares either owned as of May 4, 2020, or thereafter acquired, (ii) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, forward, swap or any other derivative transaction or instrument), or (iii) publicly announce any intention to engage in or cause any action or activity described in clause (i) or (ii) above.

The restrictions described in the immediately preceding paragraph do not apply to, among other items and subject to certain additional limitations, including in some cases, that any transferee, donee or distributee shall sign and deliver a lock-up agreement to B. Riley FBR:

●	transfers as a bona fide gift or gifts, including to charitable organizations;
●	transfers by will or intestacy;
●	transfers to any immediate family member;
●	transfers to any trust or other entities formed for the direct or indirect benefit of the shareholder or an immediate family member;
●	transfers in transactions consisting of ordinary shares that Mr. Smurfit may purchase in open market transactions on or after May 4, 2020;
●	the establishment of a trading plan by Mr. Smurfit pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, provided such plan does not provide for the transfer of securities during the restricted period;
●	transfers by operation of law pursuant to a qualified domestic order or divorce settlement;
●	transfers pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by the Issuer’s board of directors and made to all holders of ordinary shares involving a change of control of the Issuer; and
●	transfers to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible.

B. Riley FBR may, in its sole discretion and at any time or from time to time before the termination of the lock-up period, without notice, release all or any portion of the securities subject to this lock-up agreement.

The form of lock-up agreement is incorporated herein by reference as Exhibits 99.1 to this Schedule 13D.

Item 7. Material to be Filed as Exhibits.

The following documents are incorporated by reference to this Schedule 13D:

Exhibit	Description
99.1	Form of Lock-Up Agreement (incorporated by reference to Exhibit 1.1 to the Issuer’s registration statement on Form F-1 (File No. 333-237372)).

99.2	Agreement of Joint Filing

99.3	Power of Attorney

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: June 2, 2020

	By:	/s/ Sir Michael Smurfit Sr.
	Name:	Sir Michael Smurfit Sr.

Bacchantes Limited

	By:	/s/ Sir Michael Smurfit Sr.
	Name:	Sir Michael Smurfit Sr.
	Title	Director

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)

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